Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 4, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11371
FT Income Portfolio, Series 24
(the “Trust”)
CIK No. 2009399 File No. 333-277624

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the following disclosure, “While not a part of the Trust's portfolio selection process, through the Trust's investment in the Funds, the Trust has exposure to high-yield securities, covenant-lite loans and foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares).” The Staff requests that the Trust please clarify whether the reference to “high-yield securities” pertains to something other than non-investment grade debt previously identified in the disclosure. If not, please incorporate this reference above when discussing non-investment grade. We note that the related principal risk disclosure included in the principal risks section is referred to as “high yield securities.”

Response:The Trust confirms it will revise the disclosure to include a reference to high-yield securities.

Risk Factors

2.If investment in distressed municipal bonds is a principal investment for the Trust, please add the relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to distressed municipal bonds, relevant disclosure will be added to the Trust’s prospectus.

3.If the Funds held by the Trusts invest in subprime residential mortgage loans, please add the relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

4. The Staff notes the following disclosure, “…our research department emphasizes Funds with a focus on dividend-paying stocks across all market capitalizations.” If the Trust has exposure to small and/or mid capitalization companies, please add the relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to small and/or mid capitalization companies, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon